UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

HOST MARRIOTT CORP
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

441078102
(CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 441078102

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harris Associates L.P. 04-3276558
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)__ (b)__
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER 526,978
	7.	SOLE DISPOSITIVE POWER 526,978
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 526,978
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .20%
12.	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 441078102

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harris Associates Inc. 04-3276549
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)__ (b)__
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER 526,978
	7.	SOLE DISPOSITIVE POWER 526,978
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 526,978
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .20%
12.	TYPE OF REPORTING PERSON* CO

Item 1a Name of Issuer:  Host Marriott Corp.

Item 1b Address of Issuer’s Principal Executive Offices:

10400 Fernwood Road
Bethesda, MD  20817

Item 2(a) Name of Person Filing:

Harris Associates L.P. ("Harris")
Harris Associates Inc. ("General Partner")

2(b) Address of Principal Business Office or, if none, Residence:

Both Harris and the General Partner maintain their principal offices at:
Two North LaSalle Street, Suite 500
Chicago, IL 60602-3790

2(c) Citizenship:

Harris is a Delaware limited partnership.
The General Partner is a Delaware corporation.

2(d) Title of Class of Securities:

Common Stock, $0.01 Par Value (the "Shares")

2(e) CUSIP Number:

441078102

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):

Not applicable.

Item 4 Ownership (at September 30, 2002):

4(a) By reason of advisory and other relationships with the person who owns the Shares, Harris may be deemed to be the beneficial owner of the following shares:

526,978 shares

4(b) Percent of Class:

.20%

4(c) Number of shares as to which such person has: (i) sole power to vote or to direct the vote:

None

(ii) shared power to vote or to direct the vote:

526,978

(iii) sole power to dispose or to direct the disposition of:

526,978

(iv) shared power to dispose or to direct the disposition of:

0

Item 5 Ownership of Five Percent or Less of a Class:

As of September 30, 2002, Harris ceased to be a beneficial owner of more than 5% of any class shares

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8 Identification and Classification of Members of the Group:
Not Applicable.

Item 9 Notice of Dissolution of Group:
Not Applicable.

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2002

 Harris Associates, Inc., for itself and, as
general partner of Harris Associates L.P.

By:/s/ Anita M. Nagler
Anita M. Nagler
Managing Director
Alternative and International Investing Group